# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bicycle Therapeutics plc, CIK 0001761612
CUSIP: 088786108
Title of class of securities: Ordinary shares, nominal value 0.01 per share
Address of issuer's principal executive offices: Blocks A & B, Portway Building, Granta Park, Cambridge, United Kingdom (X0), CB21 6GS
Date of event which requires filing of this statement: 11/21/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001936623

## Reporting persons
- Forbion Growth Opportunities Fund II Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,452,330; sole dispositive power 0; shared dispositive power 3,452,330; aggregate amount beneficially owned 3,452,330 (7.3% of the class)
  Comment: Based on 47,553,922 Ordinary Shares of the Issuer outstanding as of October 28, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- FORBION GROWTH II MANAGEMENT B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,452,330; sole dispositive power 0; shared dispositive power 3,452,330; aggregate amount beneficially owned 3,452,330 (7.3% of the class)
  Comment: Based on 47,553,922 Ordinary Shares of the Issuer outstanding as of October 28, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.

## Item 1. Issuer
Name of issuer: Bicycle Therapeutics plc
Address of issuer's principal executive offices: Blocks A & B, Portway Building, Granta Park, Great Abington, Cambridge, UK CB21 6GS

## Item 2. Person Filing
Name of person filing: This statement is being filed by Forbion Growth Opportunities Fund II Cooperatief U.A. ("Forbion Growth II COOP") and Forbion Growth II Management B.V. ("Forbion Growth II"). Forbion Growth II COOP and Forbion Growth II are sometimes referred to collectively as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Forbion Growth II COOP directly owns 3,452,330 Ordinary Shares of the Issuer. Forbion Growth II, the director of Forbion Growth II COOP, may be deemed to have voting and investment power over the shares held directly by Forbion Growth II COOP. The Ordinary Shares may be represented by American Depositary Shares, each of which currently represents one Ordinary Share.
Percent of class: The Ordinary Shares beneficially owned by the Reporting Persons represent approximately 7.3% of the outstanding Ordinary Shares, based on 47,553,922 Ordinary Shares of the Issuer outstanding as of October 28, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,452,330
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,452,330

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Forbion Growth Opportunities Fund II Cooperatief U.A.: /s/ V. van Houten and /s/ G.J. Mulder, V. van Houten and G.J. Mulder, Dirs. of FCPM III Svcs B.V., Dir. of Forbion Growth II Mngmt B.V., Dir. of Forbion Growth Opps Fund II Cooperatief U.A. (12/19/2024)
- FORBION GROWTH II MANAGEMENT B.V.: /s/ V. van Houten and /s/ G.J. Mulder, V. van Houten and G.J. Mulder, Directors of FCPM III Services B.V., Director of Forbion Growth II Management B.V. (12/19/2024)